Exhibit 99.1

KIRBY CORPORATION	Contact: Steve Holcomb
713-435-1135

FOR IMMEDIATE RELEASE

C. BERDON LAWRENCE TO RETIRE AS CHAIRMAN OF THE BOARD OF KIRBY CORPORATION

Houston, Texas (October 12, 2009) -- Kirby Corporation ("Kirby") (NYSE:KEX) today announced the retirement of C. Berdon Lawrence, Kirby’s Chairman of the Board, effective April 27, 2010, the date of Kirby’s 2010 Annual Stockholders and Board of Directors Meetings.  Mr. Lawrence has served as Chairman of Kirby since October 1999.  He was the founder and former President of Hollywood Marine, Inc., (“Hollywood”), an inland tank barge company acquired by Kirby on October 12, 1999.  Mr. Lawrence will serve as a consultant to Kirby and will remain on the Kirby Board.

Commenting on his retirement from Kirby, Mr. Lawrence stated, “Ten years ago on this date, October 12, 1999, we merged Hollywood with Kirby, combining the United States’ largest and third largest inland tank barge companies, and by all business and financial measurements, it has been a very successful merger.  I have really enjoyed these last ten years, and as you know the tank barge business has been my life’s business career.  All successful companies must have effective succession planning, and I see this move as a small part of that very important process.  Kirby has a great future ahead, and I look forward to staying involved in my new role as a director, consultant and as one of Kirby’s Chairman Emeritus.”

Commenting on Mr. Lawrence’s retirement, Joe Pyne, Kirby’s President and Chief Executive Officer, said, “I have certainly enjoyed working with Berdon over the past ten years, beginning with the integration of Hollywood into Kirby, and continuing over the years with Kirby’s strategy of enhancing and growing our core businesses through synergistic acquisitions, and creating enhanced earnings and value for our shareholders.  Under Berdon’s watch, we have grown our assets from $753 million in 1999 to $1.5 billion today and our revenues from $513 million in 2000 to $1.4 billion in 2008.”

Kirby Corporation, based in Houston, Texas, operates inland tank barges and towing vessels transporting petrochemicals, black oil products, refined petroleum products and agricultural chemicals throughout the United States' inland waterway system.  Kirby also owns and operates four ocean-going barge and tug units transporting dry-bulk commodities in United States coastwise trade.  Through the diesel engine services segment, Kirby provides after-market service for medium-speed and high-speed diesel engines and reduction gears used in marine, power generation and railroad applications.

55 Waugh Drive     Suite 1000    P. O. Box 1745     Houston, Texas 77251     713/435-1000     Fax 713/435-1011

This press release may contain statements that may be considered to be forward-looking statements.  These statements reflect management’s reasonable judgement with respect to future events.  Forward-looking statements involve risks and uncertainties.  Actual results could differ materially from those anticipated as a result of various factors, including cyclical or other downturns in demand, significant pricing competition, unanticipated additions to industry capacity, changes in the Jones Act or in U.S. maritime policy and practice, fuel costs, interest rates, weather conditions, and the timing, magnitude and the number of acquisitions made by Kirby.  Forward-looking statements are based on currently available information and Kirby assumes no obligation to update such statements.  A list of additional risk factors can be found in Kirby’s annual report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.